SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF: 02.558.115/0001-21
NIRE: 33.300.276.963

MINUTES OF THE BOARD OF DIRETORS’ MEETING
HELD ON SEPTEMBER 5th, 2007

DATE, TIME AND PLACE: September 5th, 2007, 10 a.m., at the headquarters of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

ATTENDANCE: Messrs. Giorgio della Seta Ferrari Corbelli Greco, Mario Girasole, Mario Cesar Pereira de Araujo, Patrizia Alfiero, Josino de Almeida Fonseca and Isaac Selim Sutton, representing the majority of the members of the Board of Directors of the Company. As permitted under Paragraph 2nd of Article 29 of the Bylaws, the members of the Board of Directors attended the meeting by means of a conference call.

CHAIRED BY: Mr. Giorgio della Seta Ferrari Corbelli Greco – Chairman; and Mrs. Lara Ribeiro Piau Marques – Secretary.

AGENDA: (1) to elect the Company’s new Chief Financial and Investors Relations Officer; and (2) other matters of interest of the Company.

RESOLUTIONS: Following the receipt by the Chairmen of the Board of Directors of Mr. Maílson da Nóbrega´s voting instruction, in accordance to Paragraph 2nd of Article 29 of the Bylaws, and upon review of the documents and discussions related to the matters contained in the Agenda the members of the Board of Directors resolved, unanimously and unrestrictedly, to: (1) in view of the resignation of Mr. Stefano de Angelis as Chief Financial and Investors Relations Officer of the Company, which resignation is hereby consigned, elect Mr. GIANANDREA CASTELLI RIVOLTA, Italian, divorced, business administrator, bearer of Italian passport No. C 113621, valid until February 10th, 2014, domiciled at Avenida das Américas, 3434, block 1, Barra da Tijuca, in the City and State of Rio de Janeiro, to assume the referred office. It is further registered in these minutes that the vesting into office of Mr. Gianandrea Castelli Rivolta is conditioned to the obtainment of the necessary authorizations to be issued by the competent Brazilian authorities. Until the referred authorizations are obtained, the function of Chief Financial and Investors Relations Officer will be performed ad interim by Mr. Mario Cesar Pereira de Araujo. The Board members expressed gratitude to Mr. Stefano de Angelis for the services rendered during the period he served as a Company’s Officer. In view of and according to the resolution above, the Company’s Board of Executive Officers shall be composed by Mr. MARIO CESAR PEREIRA DE ARAUJO (Chief Executive Officer), Brazilian, married, engineer, bearer of the Identity Card RG No. 02.158.026 -1 IFP/RJ, enrolled with CPF/MF under No. 235.485.337 -87, domiciled at Avenida das Américas, 3434, block 1, Barra da Tijuca, in the City and State of Rio de Janeiro; Mr. FRANCESCO SAVERIO LOCATI (General Officer), Italian, married, physical, bearer of the Italian passport No. 708.463 -X, valid until May 23, 2007, resident in the City of Roma, Italy, at Via Tito Livio, 131; Mr. GIANANDREA CASTELLI RIVOLTA (Chief Financial and Investors Relations Officer), Italian, divorced, business administrator, bearer of Italian passport No. C 113621, valid until February 10th, 2014, domiciled at Avenida das Américas, 3434, block 1, Barra da Tijuca, in the City and State of Rio de Janeiro; Mr. CLÁUDIO ROBERTO DE ARGOLLO BASTOS (Supply Officer), Brazilian, married, chemical engineer, bearer of the Identity Card RG No. 07101376-7 IFP-RJ, enrolled with CPF/MF under No. 805.708.607 -68, domiciled at Avenida das Américas, 3434, block 6, Barra da Tijuca, in the City and State of Rio de Janeiro; Mr. ORLANDO LOPES JÚNIOR (Human Resources Officer), Brazilian, married, lawyer, enrolled with the OAB/SP under No. 60.037 and with the CPF/MF under No. 858.808.338 -87, domiciled at Avenida das Américas, 3434, block 1, Barra da Tijuca, in the City and State of Rio de Janeiro; and Mrs. LARA CRISTINA RIBEIRO PIAU MARQUES (General Counsel), Brazilian, married, lawyer, enrolled with the OAB/DF under No. 11.539 and with the CPF/MF under No. 554.012.011 -68, domiciled at Avenida das Américas, 3434, block 1, Barra da Tijuca, in the City and State of Rio de Janeiro, all with term of office until the first Company’s Board of Directors Meeting to be held after the Ordinary Shareholders’ Meeting of year 2008. (2) no further matters were discussed by the Directors.

CLOSING: With no further issues to discuss, the meeting was closed and these minutes drawn up in summary form read, approved and signed by all attending Directors.

September 5th, 2007.

Giorgio della Seta Ferrari Corbelli Greco	Lara Ribeiro Piau Marques
Chairman	Secretary

Mario Cesar Pereira de Araujo	Isaac Selim Sutton
Director	Director

Marco Girasole	Josino de Almeida Fonseca
Acting Director	Director

Patrizia Alfiero
Acting Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 06, 2007	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.